Companhia Brasileira de Distribuição (CBD)

April 2006 Sales Performance

São Paulo, Brazil, May 17, 2006 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance for April 2006 (preliminary and non-audited). Information is presented on consolidated basis and is denominated in Reais, in accordance with Brazilian Corporate Law.

April 2006 gross sales reached R$ 1,450.3 million and net sales totaled R$ 1,212.7 million, representing an increase of 12.5% and 12.7%, respectively. It is worth noting that April sales were impacted by the calendar effect, since Easter in 2006 took place in April, instead of March, as happened last year.

April same store sales increased by 8.3%. Food products grew by 6.1% whereas non-food products increased 15.8%. Two highlights were Extra and Sendas banners, which reported a two-digit growth, above the Company’s average.

Note: Same store sales figures include only stores with operating period longer than 12 months.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Officer

Daniela Sabbag
Manager

Phone: (11) 3886 0421 Fax: (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.